EXHIBIT 99.1

Ralph Hamers to leave ING to become CEO of UBS

Ralph Hamers to leave ING to become CEO of UBS

Ralph Hamers, CEO of ING, will step down from his position and leave ING as of 30 June 2020. After 29 years at ING he will join UBS on 1 September 2020 and will become Group Chief Executive Officer per 1 November 2020. Over the past six years Ralph Hamers has transformed ING into a leading digital bank, on the way to become the go-to financial platform for our customers. He created value for all stakeholders and played a leading role in driving sustainability efforts in the financial industry.

Hans Wijers, chairman of the Supervisory Board of ING said: “Ralph has done an exemplary job in preparing our bank for the future with our Think Forward strategy. His vision and customer focus have been an inspiration throughout the years he served as CEO. We will continue to build on the foundations Ralph has laid and we have strong confidence in our strategic direction. We regret to see Ralph leave but want to thank him for all his contributions to ING and wish him well in the new role he will take up later this year. In the coming months Ralph will continue to lead ING and prepare for the transition of leadership.”

Ralph Hamers said: “I am proud of what we have accomplished during the more than six years I had the privilege to lead ING. We completed our restructuring plan and paid back the Dutch State in full. We set the strategic course for ING based on our purpose of ‘empowering people to stay a step ahead in life and in business’. We grew our customer base by over 20%, with an increase of 70% in primary customers. I am convinced that the steps we have taken to prepare ING for a digital and mobile future will continue to pay off. In the coming months I will do my utmost to ensure my successor can sustain ING’s success. This decision has been very hard for me having in mind the many talented and dedicated colleagues and friends I have worked with over the past 29 years. But I am also honoured to get the opportunity to lead an established institution like UBS.”

Ralph Hamers has been ING’s CEO since 2013. After joining ING in 1991 he held various management positions across the bank among which country manager in Romania and Belgium. In 2013 he was appointed to the Executive Board and Management Board Banking and later in the year became its chairman and CEO.

Until 30 June 2020 Ralph Hamers will remain in his role as CEO, running the daily business and working with the Executive Board and Management Board Banking to ensure a smooth transition. The Supervisory Board has full confidence in ING’s strong management team and the continuation of the execution of our strategy. Further announcements on the succession process will be made if and when appropriate.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 53,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s ranking as Leader in the banks industry group by Sustainalytics and ‘A’ rating in MSCI’s ratings universe. ING Group shares are included in major sustainability and Environmental, Social and governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of the United Kingdom leaving the European Union or a break-up of the euro, (4) changes in the fiscal position and the future economic performance of the US including potential consequences of a European sovereign debt crisis (5) potential consequences of a European sovereign debt crisis (6) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, (7)  changes  in the conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (8) changes affecting interest rate levels, (9) inflation and deflation in our principal markets,  (10) changes affecting currency exchange rates, (11) changes in investor and customer behaviour, (12) changes in general competitive factors, (13) changes in or discontinuation of ‘benchmark’ indices, (14) changes in laws and regulations and the interpretation and application thereof, (15) changes in compliance obligations including, but not limited to, those posed by the implementation of DAC6, (16) geopolitical risks, political instability and policies and actions of governmental and regulatory authorities, (17) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (18) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (19) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (20) changes in credit ratings, (21) the outcome of current and future legal and regulatory proceedings, (22) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (23) risks and changes related to cybercrime including the effects of cyber-attacks and changes in legislation and regulations related to cybersecurity and data privacy, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) the inability to retain key personnel, (26) business, operational, regulatory, reputation and other risks in connection with climate change, (27) ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (28) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com, (29) this document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

Attachment

  PDF version of press release (https://ml-eu.globenewswire.com/Resource/Download/a0e0176e-ddcd-40d6-a7ab-858d8cc22c7f)